(An Exploration Stage Company)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Nine Months Ended October 31, 2012 and 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

Notice of disclosure of non-auditor review of condensed consolidated interim financial statements pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators.

The accompanying condensed consolidated interim financial statements of the Company for the nine months period ended October 31, 2012 have been prepared in accordance with International financial reporting standards and are the responsibility of the Company's management. The Company's independent auditors have not performed an audit or a review of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	October 31,	January 31,
	2012	2012
ASSETS
Current
Cash and cash equivalents	$62,957	$60,151
Accounts receivable	5,721	21,569
Investment (note 3)	150,000	-
Prepaid expenses	30,116	29,063
	248,794	110,783
Property, plant and equipment (note 4)	59,366	42,851
Exploration advances	-	100,280
Interest in exploration properties (note 5)	5,959,565	6,309,565
	$6,267,725	$6,563,479
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$558,455	$611,030
Due to related parties (note 7)	622,896	460,944
	1,181,351	1,071,974
Shareholders’ equity
Capital stock	56,461,592	55,279,506
Share-based payment reserve (note 6)	5,871,554	5,871,554
Deficit	(57,246,772)	(55,659,555)
	5,086,374	5,491,505
	$6,267,725	$6,563,479

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
THREE AND NINE MONTHS ENDED OCTOBER 31

	Three months ended		Nine months ended
	2012	2011	2012	2011

EXPENSES
Amortization	$5,599	$4,632	$40,392	$14,109
Consulting fees (Note 7)	33,167	65,539	97,206	361,335
Exploration and evaluation costs (Notes 7 and 8)	(47,740)	391,339	1,260,289	6,564,164
Investor relations (Note 7)	469	46,805	14,860	432,867
Office and miscellaneous (Note 7)	22,369	53,376	83,163	243,475
Professional fees (Note 7)	31,384	119,668	89,175	291,637
Regulatory (Note 7)	7,286	4,188	43,172	36,329
Travel and promotion (Note 7)	11,516	10,815	29,198	101,613
Wages and benefits (Note 7)	-	56,256	86,109	451,996
	(64,050)	(752,618)	(1,743,564)	(8,497,525)

OTHER ITEMS
Gain (loss) on foreign exchange	(14,397)	(64,837)	141,555	(327,946)
Write-down of leasehold improvement	-	-	-	(6,615)
Gain on sale of equipment	14,787	-	14,787	-
Other income	-	7,813	-	7,813
Interest income	8	-	5	22,740

Net Loss and comprehensive loss for the period	$(63,652)	$(809,642)	$(1,587,217)	$(8,801,533)

Basic and fully diluted loss per share	($0.001)	($0.01)	($0.02)	($0.11)

Weighted average number of shares outstanding	89,830,368	76,389,977	84,294,255	75,628,663

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	Number of	Issued Capital	Share-based
	Shares	Stock	Payment Reserve	Deficit	Total Equity

Balance, January 31, 2011	73,307,977	$53,339,099	$5,854,410	$(38,567,884)	$20,625,625

Issuance of shares for cash:
Private placement	-	-	-	-	883,920
Exercise of stock options	270,000	155,000	-	-	155,000
Exercise of warrants	2,362,000	1,535,300	-	-	1,535,300
Shares issued for mineral property interests	450,000	135,000	-	-	135,000
Share-based payments	-	-	109,402	-	109,402
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	(100,107)	-	-
Net loss for the period	-	-	-	(8,801,533)	(8,801,533)

Balance, October 31, 2011	76,389,977	55,264,506	5,863,705	(47,369,417)	13,758,794

	Number of	Issued Capital	Share-based
	Shares	Stock	Payment Reserve	Deficit	Total Equity

Balance, January 31, 2012	76,639,977	55,279,506	5,871,554	(55,659,555)	5,491,505

Issuance of shares for cash:
Private placement	13,190,391	1,187,135	-	-	1,187,135
Share issued costs	-	(5,049)	-	-	(5,049)
Net loss for the period	-	-	-	(1,587,217)	(1,587,217)

Balance, October 31, 2012	89,830,368	$56,461,592	$5,871,554	$(57,246,772)	$5,086,374

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
NINE MONTHS PERIOD ENDED OCTOBER 31

	2012	2011

Operating activities
Net loss for the period	$(1,587,217)	$(8,801,533)
Add items not affecting cash
Depreciation	40,392	14,109
Share-based payments	-	109,402
Unrealized loss on foreign exchange	(7,929)	46,909
Write-off of leasehold improvement	-	6,615
Gain on sale of equipment	14,787	-
Gain on sale of equipment	(224,170)	-
Changes in non-cash items
Accounts receivable	15,787	38,163
Prepaid expenses	(1,053)	7,531
Accounts payable and accrued liabilities	(41,566)	123,863
Due to related parties	161,952	163,745
Cash used in operating activities	(1,629,017)	(8,291,196)

Investing activities
Interests on exploration properties	350,000	(126,576)
Purchase of equipment	-	(5,920)
Use of (paid) exploration advance	99,670	-
Cash used in investing activities	449,670	(132,496)

Financing activities
Issuance of capital stock, net	1,182,086	1,690,300
Cash provided by financing activities	1,182,086	1,690,300

Effect of foreign exchange on cash	67	(35,000)

Decrease in cash and cash equivalents	2,806	(6,768,392)
Cash and cash equivalents, beginning of period	60,151	6,904,719

Cash and cash equivalents, end of period	$62,957	$136,327

Supplemental cash flow information
Interest received	$5	$22,740
Income taxes paid	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$-	$135,000
Shares received in compensation of sale of equipment	$150,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended October 31, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several conditions cast doubt on the validity of this assumption. For the nine months period ended October 31, 2012, the Company incurred an operating loss of $1,587,217 (2011 - $8,801,533), and as at October 31, 2012 has negative working capital of $932,557 (January 31, 2012 –$ 961,191), an accumulated deficit of $57,246,772 (January 31, 2012 - $55,659,555), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its interest in exploration properties. The recoverability of amounts shown for interest in exploration properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition. The carrying values of the Company’s interest in exploration properties do not reflect current or future values.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended January 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.”

These consolidated financial statements have been prepared on a historical cost basis. In addition these consolidated financial statements have been prepared using the accrual basis of accounting except for share-based payments which are measured at fair value.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended October 31, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Foreign currency translation

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, the Company's functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

	i)	Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

	ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

	iii)	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include accrual of liabilities; rates of amortization of property, plant and equipment; impairment and recoverability of interests in exploration properties; amounts of provisions for environmental rehabilitation; assumptions used to determine the fair value of share-based payments expense; and determination of recoverability of deferred income tax assets. Key judgments and estimates made by management with respect to the areas noted previously have been disclosed in the notes to these consolidated financial statements as appropriate.

3.	INVESTMENT

On October 30, 2012, the Company received 681,818 common shares of Indico Resources Ltd. as partial compensation for the sale of camp equipment during the quarter. (Note 4)

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended October 31, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office
	equipment	equipment	Total
Cost
Balance at January 31, 2012	$41,213	$57,744	$98,957
Additions	-	224,170 *	224,170
Disposals	-	(179,014)	(179,014)
Balance at October 31, 2012	$41,213	$102,900	$144,113
Depreciation and impairment losses
Balance at January 31, 2012	$(24,719)	$(31,387)	$(56,106)
Depreciation for the period	(4,984)	(35,408)	(40,392)
Disposals	-	11,750	11,750
Balance at October 31, 2012	$(29,703)	$(55,045)	$(84,748)
Carrying amounts

At January 31, 2012	$16,494	$26,357	$42,851
At October 31, 2012	$11,510	$47,855	$59,365

* The total addition includes reclassification of generators previously expensed in exploration and evaluation expenses in the income statement.

5.	INTEREST IN EXPLORATION PROPERTIES

Royalty Option Agreement

On June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash (received). This Agreement replaces the Royalty Option Agreement between the parties dated August 18th, 2008 and amended March 30th , 2009 which the parties mutually agreed to terminate.

6.	SHARE-BASED PAYMENT RESERVE

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended October 31, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

6.	SHARE-BASED PAYMENT RESERVE (Cont’d)

A summary of the status of the stock option plan as of October 31, 2012 and January 31, 2012 and changes is presented below:

	Period Ended		Year Ended
	October 31, 2012		January 31, 2012
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of year	2,597,500	$1.03	7,212,885	$0.89
Granted	-	$-	-	$-
Exercised	-	$-	(270,000)	$0.57
Cancelled/Expired	(1,552,500)	$0.90	(4,345,385)	$0.84
Options outstanding, end of year	1,045,000	$1.22	2,597,500	$1.03

The weighted average remaining life of options outstanding at October 31, 2012 was 0.20 year.

Stock options outstanding are as follows:

	October 31, 2012			January 31, 2012
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable
May 27, 2012	-	-	-	$0.85	1,352,500	1,352,500
November 3, 2012	$1.35	150,000	150,000	$1.35	150,000	150,000
January 25, 2013	$1.20	895,000	895,000	$1.20	1,095,000	1,095,000
		1,045,000	1,045,000		2,597,500	2,597,500

7.	RELATED PARTY TRANSACTIONS AND BALANCES

During the period ended October 31, 2012, the Company entered into the following transactions with related parties:

Management compensation

	a)	Paid or accrued consulting fees of $Nil (2011 - $123,800) to companies related to officers and directors, not including share-based payments.

	b)	Paid or accrued consulting fees of $172,206 (2011 - $122,031) to officers and a director.

Transactions with other related parties

Paid or accrued exploration expenditures of $Nil (2011-110,473) office and miscellaneous expenses of $50,306 (2011 - $96,052), professional fees of $28,080 (2011 - $12,480), regulatory expense of $3,950 (2011 – $2,495), consulting fees of $1,729 (2011 - $3,000), travel and promotion expenses of $26,876 (2011 - $50,211), wages and benefits of $Nil (2011 $Nil) and investor relations expenses of $Nil (2011 - $17,666) to three companies with an officer and a director in common for reimbursement of expenditures.

Amounts due to related parties is comprised of $472,876 (January 31, 2012 - $350,271) owed to two companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures and of $150,020 (January 31, 2012 - $110,673) to two directors and two officers. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended October 31, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the period ended October 31, 2012 were as follows:

	Central Zone	North Zone	South Zone	Total
Field expenses	$906,519	$-	$-	$906,519
Data acquisition and analysis	-	-	-	-
Peruvian value added tax	(19,186)	-	-	(19,186)
Land maintenance and tenure	303,633	-	-	33,633
Personnel	56,637	-	-	56,637
Public relations	2,184	-	-	2,184
Survey and mapping	-	-	-	-
Travel	10,502	-	-	10,502
Total expenditures for the period	$1,260,289	$-	$-	$1,260,289

Exploration and evaluation costs incurred in the period ended October 31, 2011 were as follows:

	Central Zone		North Zone	South Zone	Total
Field expenses	(764,114	)*	-	-	(764,114)
Data acquisition and analysis	3,569,669		-	-	3,569,669
Peruvian value added tax	84,355		-	-	84,355
Land maintenance and tenure	327,547		-	-	327,547
Personnel	2,611,785		-	-	2,611,785
Public relations	476,614		-	-	476,614
Survey and mapping	21,962		-	-	21,962
Travel	236,346		-	-	236,346
Total expenditures for the period	$6,564,164		$-	$-	$6,564,164

* This resulted in reclassification of field expenses in more appropriate expense category from the subsidiary in Peru.

9.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. Geographic information is as follows:

	October 31, 2012			January 31, 2012
	Canada	Peru	Total	Canada	Peru	Total
Cash	$62,950	$7 $	62,957	$59,865	$286	$60,151
Investment	150,000	-	150,000	-	-	-
Interest in exploration properties	-	5,959,565	5,959,565	-	6,309,565	6,309,565
Other assets	47,306	47,897	95,203	168,795	24,968	193,763
Total assets	$260,256	$6,007,469 $	6,267,725	$228,660	$6,334,819	$6,563,479

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Nine months ended October 31, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

10.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its capital stock, and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and needs to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the period ended October 31, 2012. The Company is not subject to externally imposed capital requirements.

11.	SUBSIDIARIES

The significant subsidiaries of Dorato Resources Inc. are:

	Country of	Principal	Dorato’s effective
	Incorporation	Activity	interest for 2012
Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99% (2011 – nil)